COASTAL PACIFIC ANNOUNCES SIGNING OF DEFINITIVE OPTION AGREEMENT FOR SANTA RITA PROPERTY

CALGARY, Alberta, November 1, 2010 -- Coastal Pacific Mining Corp. (OTCBB: CPMCF) ("Coastal Pacific” or the “Company"), announced today the signing of a definitive option agreement in respect to earning a 50% interest in a group of two claims, encompassing 1200 Hectares, known as Santa Rita (“Property”).

The Property is situated in the District of Acobambilla, Province of Huancavelica, Department of Huancavelica, in the Republic of Peru; approximately 200 km southeast of Lima.

An October 2009 NI43-101 Technical Report (“Report”) on the refers to several vein mineralizations characterized by elevated silver, lead and zinc content with averages of 290 g/t, 65% and 7% respectively. Based on the Report, the Property has open pit potential with an excess of 1,300,000 tons of mineralization identified with a current potential value of over $350,000,000, based on approximately $500 per ton head grade. It has wide veins and a surface manto which are attractive features of the Property.  There is potential of a much larger manto underlying the one at surface, which could be immense in size.

The Report identifies an initial exploration program on the Property, which the Company intends to undertake as soon as the requisite funds have been raised.  Coastal Pacific has already received expressions of interest in the financing of Company’s two current projects, and is actively seeking to close these financings.

The Company will be releasing additional details on the Santa Rita option agreement shortly. Mr. Bucci, President of Coastal Pacific, adds “We are extremely pleased that we were able to reach a mutually beneficial agreement with Mr. Hans Peter Flueck, the owner of the Claims.  The potential on the Santa Rita property, combined with the merits of our Hotstone property, leave our Company in an enviable position of incredible growth potential.”  Mr. Bucci indicates further “We’ll be releasing additional details over the next couple of days on the specifics of the structure of this new opportunity, further details on the Property and our plans for it, and progress on our financing initiatives.”

About Coastal Pacific

Coastal Pacific activities are to explore, develop and mine gold and silver resources in North and South America. As its primary focus, Coastal Pacific will joint venture with companies having reserves to develop and produce. Currently the Company is in a joint venture agreement in Ontario, Canada.

Our philosophy is to participate with companies who are in the later stage of exploration and are ready for development. Gold and silver have been used as money for over 3,000 years. History has shown that in periods of market downturns gold and silver have proven to be a dependable hedge for investors against both inflation and any monetary crisis.

Coastal Pacific Mining Corp.

927 Drury Ave NE
Calgary, Alberta T2E 0M3
Web: www.coastalpacificminingcorp.com
For information: info@coastalpacificminingcorp.com

Contact:
Joseph Bucci, President
403.612.3001
joebucci@coastalpacificminingcorp.com

Cautionary note:

FORWARD-LOOKING STATEMENTS: “Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Statements relating to the company’s business activities and other statements in this press release are forward-looking statements within the meaning of the Securities Litigation Reform Act of 1995. Such statements are based on current expectations about the Company’s business. Words such as expects, anticipates, intends, plans, believes, estimates and similar words and expressions are intended to identify such forward-looking statements. These statements involve risks that are difficult to evaluate. Actual results can vary from descriptions herein due to many factors including changes in metal prices and business conditions; changes in laws and regulations; problems encountered in exploration and obtaining permits; changes in the competitive environment; technological advances; shortages of skilled workers, drill rigs and equipment; the need for additional capital and other risks listed in the Company’s Securities and Exchange Commission filings under "risk factors" and elsewhere. Forward-looking statements speak only as of the date they were made. The Company does not undertake any obligation to update forward-looking statements.

www.coastalpacificminingcorp.com	Coastal Pacific Mining Corp. 927 Drury Avenue NE, Calgary, Alberta T23 0M3 Toll Free: (877) 931-0110 - Tel: (403) 612-3001 - Fax: (403) 313-5449